UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐Form N-SAR ☐ Form N-CSR
For Period Ended: January 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Portrait Corporation of America, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

815 Matthews-Mint Hill Road
Address of Principal Executive Office (Street and Number)

Matthews, North Carolina 28105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Portrait Corporation of America, Inc. (the “Company”) is unable to file timely a Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005 (“Q3 2005”) as a result of its recently reported engagement of new independent registered public accountants. As reported in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2005, the Company engaged Eisner LLP (“Eisner”), effective as of December 12, 2005, as the Company’s independent registered public accounting firm for the fiscal year ending January 29, 2006. In light of Eisner’s recent engagement, it has not yet had sufficient time and opportunity to perform the review, as required by rule 10-01(d) of Regulation S-X, of the interim financial statements for Q3 2005 required to be included in the form 10-Q.

The registrant has not represented in Part II of this Form 12b-25 that the Form 10-Q will be filed within the five days required by SEC Rule 12b-25 in order for the Form 10-Q to be considered to be timely filed, because the registrant believes that it will not be able to file the Form 10-Q within that period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	R. David Alexander	(704)	847-8011
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates higher sales in Q3 2005 than in the fiscal quarter ended October 31, 2004 (“Q3 2004”), $70.6 million as compared to $68.8 million. The Company experienced negative same studio sales in its Wal-Mart permanent portrait studios of 4.2% in Q3 2005, despite a 1.4% increase in customer orders. This increase in orders was offset by a decrease in customer deliveries as a result of the Company’s decision during Q3 2005 to abandon the operational practice of accelerating delivery of an additional week’s worth of customer photography during the last two weeks of a fiscal period. The Company concluded that the costs of this practice (e.g.., diversion of associates’ attention to delivering product rather than acquiring and photographing customers; consumption of field resources that otherwise could be productively utilized for hiring and training support; additional film shipments from studios; additional freight costs; and employee overtime pay in manufacturing) outweighed the potential perceived benefits. This decision impacts sales and cost of sales in the condensed consolidated statement of operations and inventories and other accrued liabilities in the condensed consolidated balance sheet.

The Company anticipates lower sales in the thirty-nine weeks ended October 30, 2005 (“YTD 2005”) than in the thirty-nine weeks ended October 31, 2004 (“YTD 2004”), $215.6 million as compared to $217.2 million. The Company experienced negative same studio sales in its Wal-Mart permanent portrait studios of 6.4% in YTD 2005 which was comprised of a 2.9% decrease in customer orders and a decrease in customer deliveries. Again, the decrease in customer deliveries was a result of the Company’s decision to abandon the operational practice of accelerating deliveries as described above.

These same studio sales trends have reduced expected gross profit to 8.2% of sales in Q3 2005, or $5.8 million, compared to 10.9% in Q3 2004, or $7.5 million. Gross profit is expected to be reduced to 13.7% of sales in YTD 2005, or $29.5 million, compared to 16.5% in YTD 2004, or $35.9 million. Loss from operations is expected to increase to 9.9% of sales in Q3 2005, or $7.0 million, compared to 9.2% in Q3 2004, or $6.3 million. Loss from operations is expected to increase to 3.4% of sales YTD 2005, or $7.4 million, compared to 0.1% in YTD 2004, or $0.2 million. Loss before taxes is expected to increase to $17.6 million in Q3 2005, compared to $14.6 million in Q3 2004. The expected increase in loss before taxes is primarily the result of a $2.4 million increase in interest expense. Loss before taxes is expected to increase to $36.7 million in YTD 2005, compared to $24.4 million in YTD 2004. The expected increase in loss before taxes is the result of a $7.2 million increase in loss from operations, a $4.1 million increase in interest expense, and $1.0 million in early extinguishment of debt. Net loss is expected to decrease to $17.6 million in Q3 2005, compared to $34.4 million in Q3 2004. The expected decrease in net loss in Q3 2005 is the result of changes in loss before taxes described above and a $19.8 million income tax provision recorded in Q3 2004 as a result of recognizing a valuation allowance on PCA’s deferred tax assets. During Q3 2004, the Company determined, based on the weight of available evidence, it is more likely than not that such assets will not ultimately be realized. Net loss is expected to decrease to $36.7 million in YTD 2005, compared to $37.8 million in YTD 2004. The expected decrease in net loss in YTD 2005 is the result of changes in loss before taxes described above and a $13.4 million income tax provision recorded in YTD 2004 as a result of recognizing a valuation allowance on the Company’s deferred tax assets.

Portrait Corporation of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2005	By: /s/ R. David Alexander
R. David Alexander
President, Chief Executive Officer, and Chairman of the Board